Exhibit 99.1

ATA Creativity Global Provides Updates on Status under Holding Foreign Companies Accountable Act

Beijing, China, May 6, 2022 – ATA Creativity Global ("ACG" or the "Company", Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today provided an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company was provisionally identified as a Commission-Identified Issuer by the United States Securities and Exchange Commission (the “SEC”) on May 4, 2022 under the HFCAA and its implementation rules issued thereunder, following the Company’s filing of its annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022. The Company understands that such identification indicates that the SEC determined that the Company engaged a registered public accounting firm whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for its financial statements for the year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s securities from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect its auditor’s working paper. In addition, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act on June 22, 2021, which, if passed by the U.S. House of Representatives and signed into law, would reduce such three consecutive non-inspection years to two.

The Company has been actively exploring possible solutions to protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the U.S and intends to maintain its listing status on Nasdaq.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. ACG may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ACG's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and ACG undertakes no duty to update such information, except as required under applicable law.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@acgedu.cn	csohn@equityny.com

Alice Zhang, Investor Relations Analyst
212-836-9610
azhang@equityny.com